UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CRYO-CELL International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

228895108

(CUSIP Number)

Matthew Roszak

SilkRoad Equity LLC

111 N. Chestnut Street, Suite 200

Winston-Salem, NC 27101

336-201-5100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228895108

1.	Names of Reporting Persons. Andrew J. Filipowski

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of	7.	Sole Voting Power
Shares		1,009,267
Beneficially
Owned by	8.	Shared Voting Power
Each		None.
Reporting
Person With:	9.	Sole Dispositive Power
1,009,267

	10.	Shared Dispositive Power
None.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,009,267

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 228895108

1.	Names of Reporting Persons. Andrew J. Filipowski Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of	7.	Sole Voting Power
Shares		180,650
Beneficially
Owned by	8.	Shared Voting Power
Each		None.
Reporting
Person With:	9.	Sole Dispositive Power
180,650

	10	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 228895108

1.	Names of Reporting Persons. Matthew Roszak

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of	7.	Sole Voting Power
Shares		383,617
Beneficially
Owned by	8.	Shared Voting Power
Each		None.
Reporting
Person With:	9.	Sole Dispositive Power
383,617

	10	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 383,617

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 228895108

1.	Names of Reporting Persons. SilkRoad Equity LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of	7.	Sole Voting Power
Shares		323,617
Beneficially
Owned by	8.	Shared Voting Power
Each		None.
Reporting
Person With:	9.	Sole Dispositive Power
323,617

	10.	Shared Dispositive Power
None.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 323,617

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 4 (the “Amendment”) to the Statement on Schedule 13D, as amended (the “Statement”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of CRYO-CELL International, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 700 Brooker Creek Blvd., Oldsmar, Florida, 34677. Unless otherwise indicated, all capitalized terms in this Amendment shall have the meanings set forth in the Statement for such terms. This Amendment is filed by Andrew J. Filipowski, the Andrew J. Filipowski Revocable Trust (the “Trust”), Matthew Roszak, and SilkRoad Equity (hereinafter referred to collectively as the “Reporting Persons”).

This Amendment amends and supplements Items 1, 2, 4, 5, and 7 of the Statement to disclose that (i) Mr. Filipowski is no longer a member of the Company’s Board of Directors (the “Board”) and (ii) pursuant to an Agreement signed by the Company and the Reporting Persons on January 24, 2008, Mr. Filipowski will be nominated for election to the Board at a special meeting of stockholders to be held on March 4, 2008 (the “Special Meeting”).

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented as follows:

As previously stated, Mr. Filipowski is a private investor and principal of SilkRoad Equity whose principal business address is 111 N. Chestnut Street, Suite 200, Winston-Salem, NC 27101. On July 16, 2007, Mr. Filipowski was elected to the Board at the 2007 annual meeting of the Company’s stockholders. Pursuant to an order of the Delaware Court of Chancery issued on January 15, 2008, in a case brought by a stockholder challenging the election results of the 2007 annual meeting, Mr. Filipowski was removed from the Board.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On January 24, 2008, the Company entered into an Agreement with the Reporting Persons in which the Company agreed to nominate Andrew J. Filipowski, as part of management’s slate of director-nominees, for election to the Board at the Special Meeting and at any subsequent meeting of stockholders at which directors are to be elected prior to the 2009 annual meeting of stockholders (each such meeting, a “Subsequent Meeting”). The Reporting Persons agreed to vote all shares for which they have voting power for each of the management director-nominees at the Special Meeting or any Subsequent Meeting. In addition, the Reporting Persons agreed that (a) from the date of the Agreement until the Special Meeting is permanently adjourned, and (b) if Mr. Filipowski is elected as a director at the Special Meeting, until the earlier of (i) the Company’s 2009 annual meeting of stockholders or (ii) such time as Mr. Filipowski is no longer a director of the Company for a reason other than his voluntary resignation from the Board, the Reporting Persons will not take certain actions, nor will any of their affiliates or associates take such actions, without the prior written consent of the Board. The activities restricted by the Agreement include, among other things, (x) engaging in any solicitation of proxies or consents to vote any voting securities of the Company in opposition to the recommendations of the Board or becoming a participant in any election contest with respect to the Company; (y) otherwise taking any action to obtain representation on the Board, except for actions permitted expressly by the Agreement; or (z) entering into any agreements with any third party with respect to any of the foregoing. This description of the Agreement is qualified in its entirety by the Agreement, which is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) The Trust is the record holder of 180,650 shares of Common Stock, representing approximately 1.5% of the issued and outstanding Common Stock of the Company based on the figure of 11,672,129 shares issued and outstanding as of January 18, 2008 as reported in the Company’s Preliminary Proxy Statement for the Special Meeting.

SilkRoad Equity is the record holder of 323,617 shares of Common Stock, representing 2.8% of the issued and outstanding Common Stock of the Company.

Mr. Filipowski is the record holder of 505,000 shares of Common Stock and is deemed to beneficially own 180,650 shares of Common Stock held through the Trust and an additional 323,617 shares as a managing member of SilkRoad Equity. In the aggregate, Mr. Filipowski is deemed to beneficially own 1,009,267 shares of Common Stock or approximately 8.6% of the issued and outstanding Common Stock of the Company. Mr. Filipowski disclaims beneficial ownership of the 180,650 shares of Common Stock held by the Trust and disclaims beneficial ownership of the 323,617 shares held by SilkRoad Equity.

Mr. Roszak is the record holder of 54,000 shares of Common Stock. Mr. Roszak is deemed to beneficially own 6,000 shares of Common Stock held through his IRA and an additional 323,617 shares as a managing member of SilkRoad Equity. In the aggregate, Mr. Roszak is deemed to own 383,617 shares or approximately 3.3% of the issued and outstanding Common Stock of the Company. Mr. Roszak disclaims beneficial ownership of the 323,617 shares of Common Stock held by SilkRoad Equity.

The Reporting Persons as a group may be deemed to own 1,069,267 shares of Common Stock, representing approximately 9.2% of the issued and outstanding Common Stock of the Company. Each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons.

(b) The responses to Items 7-10 of the cover sheets are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

	Exhibit 99.1:	Agreement dated January 24, 2008, between the Company and the Reporting Persons (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2007

Andrew J. Filipowski

ANDREW J. FILIPOWSKI REVOCABLE TRUST

By /s/ Andrew J. Filipowski

Andrew J. Filipowski, individually and as
Trustee for the Andrew J. Filipowski
Revocable Trust

Matthew Roszak

SILKROAD EQUITY LLC

By /s/ Matthew Roszak

Matthew Roszak, individually and as
a Managing Member of SilkRoad Equity
LLC